UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MPG Office Trust, Inc.
(Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock, Par Value $.01 per share
 (Title of Class of Securities)

559775200
(CUSIP Number)

Richard D. Holahan, Jr.
Caspian Capital Advisors, LLC
Caspian Credit Advisors, LLC
Caspian Capital LP
767 5th Avenue
New York, NY 10153
(212) 826-6970
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 8, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages
CUSIP No.      559775200

1		NAMES OF REPORTING PERSONS Caspian Capital LP1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		863,047

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		863,047

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

863,047

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Page 3 of 7 Pages
CUSIP No.      559775200

1		NAMES OF REPORTING PERSONS Caspian Capital Advisors, LLC1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		262,936

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		262,936

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,936

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 4 of 7 Pages
CUSIP No.      559775200

1		NAMES OF REPORTING PERSONS Caspian Credit Advisors, LLC1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		516,489

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		516,489

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

516,489

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
_______________________________
1  The shares described herein are held as follows: Caspian Capital Partners, L.P., 262,936; Mariner LDC, 83,662; Caspian Select Credit Master Fund Ltd., 475,304, and Caspian Solitude Master Fund LP, 41,185 (collectively, the “Accounts”).

Page 5 of 7 Pages

This Schedule 13D/A (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on November 29, 2010 (the “Original Schedule 13D”) as amended on January 7, 2011 (the “Amendment No. 1”) and May 16, 2011 (the “Amendment No. 2 and together with the Original Schedule 13D, the Amendment No. 1, and the Amendment No. 2, the “Schedule 13D”) by Mariner Investment Group, LLC, Caspian Capital LP, Caspian Capital Advisors, LLC, and Caspian Credit Advisors, LLC with respect to the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Preferred Stock”) of MPG Office Trust, Inc., a Maryland corporation (the “Issuer”).  This Amendment No. 3 is being filed by the Reporting Persons to disclose the acquisition of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As of August 8, 2011, the Reporting Persons acquired 919,097 shares of Common Stock.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 3: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Page 6 of 7 Pages

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 8, 2011

CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Page 7 of 7 Pages

Exhibit 3

JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  August 8, 2011

CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory